Exhibit 99.1

LightInTheBox Reports First Quarter 2021 Financial Results

Shanghai, China, June 1, 2021 - LightInTheBox Holding Co., Ltd. (NYSE: LITB) (“LightInTheBox” or the “Company”), a cross-border e-commerce platform that delivers products directly to consumers around the world, today announced its unaudited financial results for the first quarter ended March 31, 2021.

First Quarter 2021 Financial Highlights

	Three Months Ended
In millions, except percentages	March 31, 2020	March 31, 2021	Year-over-Year % Change
Total revenues	$51.5	$112.0	117.5%
Gross margin	46.4%	46.6%
Net income	$0.7	$1.4	87.2%
Adjusted EBITDA	$1.4	$2.3	59.4%

	As of December 31,	As of March 31,
In millions	2020	2021
Cash, cash equivalents and restricted cash	$65.5	$60.1

Mr. Jian He, Chief Executive Officer of LightInTheBox, commented, “We were very pleased to start 2021 with strong growth momentum and more than doubling the revenues for the first quarter compared with a year ago. Total revenues were $112.0 million in the first quarter of 2021, compared with $51.5 million in the same quarter of 2020. Adjusted EBITDA and net income in the first quarter of 2021 reached $2.3 million and $1.4 million, respectively, compared with $1.4 million and $0.7 million in the same quarter of 2020. The growth in revenue and profitability is our greatest motivation to continue to implement our established growth strategies leveraging technological innovations, and to improve our customers’ all-rounded shopping experience.”

First Quarter 2021 Financial Results

Total revenues increased by 117.5% year-over-year to $112.0 million from $51.5 million in the same quarter of 2020. Revenues generated from product sales were $109.4 million, compared with $49.9 million in the same quarter of 2020. Revenues from service and others were $2.6 million, compared with $1.6 million in the same quarter of 2020. Included in product sales, revenues from apparel increased by 166% to $57.6 million in the first quarter of 2021, compared with $21.7 million in the first quarter of 2020.

Total cost of revenues was $59.8 million in the first quarter of 2021, compared with $27.6 million in the same quarter of 2020. Cost for product sales was $59.0 million in the first quarter of 2021, compared with $26.9 million in the same quarter of 2020. Cost for service and others was $0.8 million in the first quarter of 2021, compared with $0.7 million in the same quarter of 2020.

Gross profit in the first quarter of 2021 was $52.3 million, compared with $23.9 million in the same quarter of 2020. Gross margin was 46.6% in the first quarter of 2021, compared with 46.4% in the same quarter of 2020. The increase in gross margin was a result of the Company’s continuous efforts to optimize the supply chain and product mix.

Total operating expenses in the first quarter of 2021 were $50.9 million, compared with $27.1 million in the same quarter of 2020.

•	Fulfillment expenses in the first quarter of 2021 were $7.2 million, compared with $5.0 million in the same quarter of 2020. As a percentage of total revenues, fulfillment expenses were 6.5% in the first quarter of 2021, compared with 9.8% in the same quarter of 2020 and 6.7% in the fourth quarter of 2020.

•	Selling and marketing expenses in the first quarter of 2021 were $35.6 million, compared with $14.8 million in the same quarter of 2020. As a percentage of total revenues, selling and marketing expenses were 31.8% for the first quarter of 2021, compared with 28.7% in the same quarter of 2020 and 33.1% in the fourth quarter of 2020.

•	G&A expenses in the first quarter of 2021 were $8.4 million, compared with $7.3 million in the same quarter of 2020. As a percentage of total revenues, G&A expenses were 7.5% for the first quarter of 2021, compared with 14.1% in the same quarter of 2020 and 7.9% in the fourth quarter of 2020. Included in G&A expenses, R&D expenses in the first quarter of 2021 were $4.9 million, compared with $3.5 million in the same quarter of 2020 and $4.8 million in the fourth quarter of 2020.

Income from operations was $1.4 million in the first quarter of 2021, compared with loss from operations of $3.2 million in the same quarter of 2020.

Net income was $1.4 million in the first quarter of 2021, compared with $0.7 million in the same quarter of 2020.

Net income per American Depository Share (“ADS”) was $0.01 in the first quarter of 2021, compared with $0.01 in the same quarter of 2020. Each ADS represents two ordinary shares. Diluted net income per ADS was $0.01 in the first quarter of 2021, compared with $0.01 in the same quarter of 2020.

In the first quarter of 2021, the Company’s basic weighted average number of ADSs used in computing the net income per ADS was 112,069,523 and the diluted weighted average number of ADSs was 113,431,059.

Adjusted EBITDA, which represents income from operations before share-based compensation expense, interest income, interest expense, income tax expense and depreciation and amortization expenses, was $2.3 million in the first quarter of 2021, compared with $1.4 million in the same quarter of 2020.

As of March 31, 2021, the Company had cash and cash equivalents and restricted cash of $60.1 million, compared with $65.5 million as of December 31, 2020.

Business Outlook

For the second quarter of 2021, based on current information available to the Company and business seasonality, the Company expects net revenues to be between $130 million and $145 million, which would represent an increase of between 14% to 27% compared with net revenues in the second quarter of 2020. Excluding the net revenues from sales of personal protective equipment, which are no longer sold in 2021, the year-over-year growth in net revenues for the second quarter of 2021 would be 48% to 65%.

Non-GAAP Financial Measures

To supplement our consolidated financial statements, which are prepared and presented in accordance with U.S. GAAP, we use the following non-GAAP financial measures to help evaluate our operating performance:

“Adjusted EBITDA” represents income from operations before share-based compensation expense, interest income, interest expense, income tax expense and depreciation and amortization expenses. Although other companies may calculate adjusted EBITDA differently or not present it at all, we believe that the adjusted EBITDA helps to identify underlying trends in our operating results, enhancing their understanding of the past performance and future prospects.

Conference Call

The Company will hold a conference call to discuss the results at 8:00 a.m. Eastern Time on June 1, 2021 (8:00 p.m. Beijing Time on the same day).

Preregistration Information

Participants can register for the conference call by navigating to http://apac.directeventreg.com/registration/event/6327219. Once preregistration has been complete, participants will receive dial-in numbers, an event passcode, and a unique registrant ID.

To join the conference, simply dial the number in the calendar invite you receive after preregistering, enter the event passcode followed by your unique registrant ID, and you will be joined to the conference instantly.

A telephone replay will be available two hours after the conclusion of the conference call through June 8, 2021. The dial-in details are:

US/Canada:	+1-855-452-5696
Hong Kong:	800-963-117
International:	+61-2-8199-0299
Passcode:	6327219

Additionally, a live and archived webcast of the conference call will be available on the Company’s Investor Relations website at http://ir.lightinthebox.com.

About LightInTheBox Holding Co., Ltd.

LightInTheBox is a cross-border e-commerce platform that delivers products directly to consumers around the world. The Company offers customers a convenient way to shop for a wide selection of products at attractive prices through its www.lightinthebox.com, www.miniinthebox.com, www.ezbuy.com and other websites and mobile applications, which are available in 25 major languages and cover more than 140 countries.

For more information, please visit www.lightinthebox.com.

Investor Relations Contact

Christensen

Ms. Xiaoyan Su

Tel: +86 (10) 5900 1548

Email: ir@lightinthebox.com

OR

Christensen

Ms. Linda Bergkamp

Tel: +1-480-614-3004

Email: lbergkamp@ChristensenIR.com

Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets” and similar statements. Among other things, statements that are not historical facts, including statements about LightInTheBox’s beliefs and expectations, the business outlook and quotations from management in this announcement, as well as LightInTheBox’s strategic and operational plans, are or contain forward-looking statements.

LightInTheBox may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in press releases and other written materials and in oral statements made by its officers, directors or employees to fourth parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward- looking statement, including but not limited to the following: LightInTheBox’s goals and strategies; LightInTheBox’s future business development, results of operations and financial condition; the expected growth of the global online retail market; LightInTheBox’s ability to attract customers and further enhance customer experience and product offerings; LightInTheBox’s ability to strengthen its supply chain efficiency and optimize its logistics network; LightInTheBox’s expectations regarding demand for and market acceptance of its products; competition; fluctuations in general economic and business conditions and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in LightInTheBox’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and LightInTheBox does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

LightInTheBox Holding Co., Ltd.

Unaudited Condensed Consolidated Balance Sheets

(U.S. dollars in thousands, or otherwise noted)

	As of December 31,	As of March 31,
	2020	2021
ASSETS
Current Assets
Cash and cash equivalents	61,477	56,881
Restricted cash	4,052	3,232
Accounts receivable, net of allowance for doubtful accounts	1,302	1,304
Amounts due from related parties	2,882	2,870
Inventories	9,919	10,294
Prepaid expenses and other current assets	5,176	5,212
Total current assets	84,808	79,793
Property and equipment, net	3,812	3,634
Intangible assets, net	9,416	9,425
Goodwill	29,745	29,627
Operating lease right-of-use assets	12,243	10,404
Long-term rental deposits	707	668
Long-term investments	17,297	17,226
TOTAL ASSETS	158,028	150,777

LIABILITIES AND EQUITY
Current Liabilities
Accounts payable	16,953	16,912
Amounts due to related parties	167	167
Advance from customers	33,279	27,776
Operating lease liabilities	4,269	3,731
Accrued expenses and other current liabilities	42,183	40,702
Total current liabilities	96,851	89,288

Operating lease liabilities	8,118	7,140
Long-term payable	124	109
Deferred tax liability	3,558	3,543
TOTAL LIABILITIES	108,651	100,080

EQUITY
Ordinary shares	17	17
Additional paid-in capital	282,260	282,400
Treasury shares, at cost	(30,207)	(29,992)
Accumulated other comprehensive income	1,795	1,457
Accumulated deficit	(204,571)	(203,352)
Non-controlling interests	83	167
TOTAL EQUITY	49,377	50,697
TOTAL LIABILITIES AND EQUITY	158,028	150,777

LightInTheBox Holding Co., Ltd.

Unaudited Condensed Consolidated Statements of Operations

(U.S. dollars in thousands, except per share data, or otherwise noted)

	Three Months Ended
	March 31, 2020	March 31, 2021
Revenues
Product sales	49,936	109,422
Services and others	1,582	2,625
Total revenues	51,518	112,047
Cost of revenues
Product sales	(26,905)	(59,032)
Services and others	(712)	(757)
Total Cost of revenues	(27,617)	(59,789)
Gross profit	23,901	52,258
Operating expenses
Fulfillment	(5,049)	(7,246)
Selling and marketing	(14,780)	(35,591)
General and administrative	(7,268)	(8,416)
Other operating income	13	363
Total operating expenses	(27,084)	(50,890)
(Loss) / Income from operations	(3,183)	1,368
Interest income	47	5
Interest expense	(30)	(4)
Other income, net*	3,913	31
Total other income	3,930	32
Income before income taxes	747	1,400
Income tax expense	(3)	(7)
Net income	744	1,393
Less: Net income attributable to non-controlling interests	123	85
Net income attributable to LightInTheBox Holding Co., Ltd.	621	1,308

Weighted average numbers of shares used in calculating income per ordinary share
—Basic	204,481,801	224,139,045
—Diluted	224,245,096	226,862,118

Net income per ordinary share
—Basic	0.00	0.01
—Diluted	0.00	0.01

Net income per ADS (2 ordinary shares equal to 1 ADS)
—Basic	0.01	0.01
—Diluted	0.01	0.01

*Other income, net mainly includes change in fair value on our equity investment.

LightInTheBox Holding Co., Ltd.

Unaudited Reconciliations of GAAP and Non-GAAP Results

(U.S. dollars in thousands, or otherwise noted)

	Three Months Ended
	March 31, 2020	March 31, 2021
Net income	744	1,393

Less: Interest income	47	5
Interest expense	(30)	(4)
Income tax expense	(3)	(7)
Depreciation and amortization	(551)	(740)
EBITDA	1,281	2,139

Less: Share-based compensation	(149)	(140)
Adjusted EBITDA*	1,430	2,279

* Adjusted EBITDA represents income from operations before share-based compensation expense, interest income, interest expense, income tax expense and depreciation and amortization expenses.